

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

March 11, 2010

Mr. John E. Porter
Chief Financial Officer
Glen Burnie Bancorp
101 Crain Highway, S.E.
Glen Burnie, Maryland 21061

      RE: **Glen Burnie Bancorp**
              Form 10-K for Fiscal Year Ended December 31, 2008
              File No. 0-24047

Dear Mr.Porter:

      We have completed our review of your Form 10-K and related filings and have
no further comments at this time on the specific issues raised.

                        Sincerely,

                        Hugh West
                        Accounting Branch Chief